Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated May 19, 2011

The ARNs® are being offered by Bank of America Corporation (“BAC”). The ARNs will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the ARNs involves a number of risks. There are important differences between the ARNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-10 of product supplement ARN-3. The ARNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$
Underwriting discount (1)	$0.175	$
Proceeds, before expenses, to Bank of America Corporation	$9.825	$

(1)

The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.125 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.825 per unit and $0.00 per unit, respectively.

*	Depending on the date the ARNs are priced for initial sale to the public (the “pricing date”), any reference in this term sheet to the month in which the pricing date, the settlement date, or the maturity date will occur is subject to change.

Merrill Lynch & Co. June , 2011

Units

Pricing Date*

June     , 2011

Accelerated Return Notes®

Settlement Date*

June     , 2011

Linked to the Merrill Lynch Commodity index eXtraSM A 06 Index

Maturity Date*

June     , 2012

—Excess Return, due June , 2012

CUSIP No.

$10 principal amount per unit Term Sheet No. Accelerated Return Notes®

2-to-1 upside exposure to increases in the level of the Merrill Lynch Commodity index eXtraSM A 06 Index—Excess Return, subject to a cap of 11% to 15%

1-to-1 downside exposure, with no downside limit

A maturity of approximately 12 months

Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

Market Downside Protection

Enhanced Income

Market Access

Enhanced Return

Enhanced Return

Summary

The Accelerated Return Notes® Linked to the Merrill Lynch Commodity index eXtraSM A 06 Index—Excess Return, due June     , 2012 (the “ARNs”) are our senior unsecured debt securities. The ARNs are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The ARNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the ARNs, including any repayment of principal, will be subject to the credit risk of BAC. The ARNs provide a leveraged return for investors, subject to a cap, if the level of the Merrill Lynch Commodity index eXtraSM A 06 Index—Excess Return (the “Index”) increases moderately from the Starting Value, determined on the pricing date, to the Ending Value, determined on a calculation day shortly before the maturity date. Investors must be willing to forgo interest payments on the ARNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-3. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the ARNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10 per unit
Term:	Approximately 12 months
Market Measure:	Merrill Lynch Commodity index eXtraSM A 06 Index—Excess Return (Bloomberg symbol: “MLCXA06E”)
Starting Value:

The closing level of the Index on the pricing date, subject to the Starting Value Commodity-Based Market Measure Disruption Calculation, as more fully described beginning on page S-30 of product supplement ARN-3. The Starting Value will be set forth in the final term sheet that will be made available in connection with sales of the ARNs.

Ending Value:

The closing level of the Index on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-26 of product supplement ARN-3.

Capped Value:

$11.10 to $11.50 per unit of the ARNs, which represents a return of 11% to 15% over the Original Offering Price. The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the ARNs.

Calculation Day:

The fifth scheduled Market Measure Business Day immediately preceding the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the ARNs.

Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the ARNs

On the maturity date, you will receive a cash payment per unit (the “Redemption Amount”) calculated as follows:

Accelerated Return Notes®	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the ARNs at maturity, based on the Participation Rate of 200% and a hypothetical Capped Value of $11.30 (a 13% return), the midpoint of the Capped Value range of $11.10 to $11.50. The green line reflects the hypothetical returns on the ARNs, while the dotted gray line reflects the hypothetical returns of a direct investment in the components of the Index.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, and term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 200%, a hypothetical Starting Value of 430.7792 (the closing level of the Index on May 13, 2011), and a hypothetical Capped Value of $11.30 per unit, the midpoint of the Capped Value range of $11.10 to $11.50.

Example 1 — The hypothetical Ending Value is 80% of the hypothetical Starting Value:

Hypothetical Starting Value:	430.7792
Hypothetical Ending Value:	344.6234

$10 ×	(344.6234)	= $8.00
430.7792

Hypothetical Redemption Amount (per unit) = $8.00

Example 2 — The hypothetical Ending Value is 102% of the hypothetical Starting Value:

Hypothetical Starting Value:	430.7792
Hypothetical Ending Value:	439.3948

$10 +	($10 × 200% ×	(439.3948 – 430.7792))	= $10.40
430.7792

Hypothetical Redemption Amount (per unit) = $10.40

Example 3 — The hypothetical Ending Value is 150% of the hypothetical Starting Value:

Hypothetical Starting Value:	430.7792
Hypothetical Ending Value:	646.1688

$10 +	($10 × 200% ×	(646.1688 – 430.7792))	= $20.00
430.7792

Hypothetical Redemption Amount (per unit) = $11.30 (The Redemption Amount cannot be greater than the Capped Value.)

Accelerated Return Notes®	TS-3

The following table illustrates, for a hypothetical Starting Value of 430.7792 (the closing level of the Index on May 13, 2011) and a range of hypothetical Ending Values:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

▪	the hypothetical Redemption Amount per unit of the ARNs (rounded to two decimal places); and

▪	the hypothetical total rate of return to holders of the ARNs.

The table below is based on the Participation Rate of 200% and a hypothetical Capped Value of $11.30 (per unit), the midpoint of the Capped Value range of $11.10 to $11.50.

Hypothetical Ending Value		Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit		Hypothetical Total Rate of Return on the ARNs
215.3896		-50.00%	$5.00		-50.00%
258.4675		-40.00%	$6.00		-40.00%
301.5454		-30.00%	$7.00		-30.00%
344.6234		-20.00%	$8.00		-20.00%
387.7013		-10.00%	$9.00		-10.00%
396.3169		-8.00%	$9.20		-8.00%
404.9324		-6.00%	$9.40		-6.00%
413.5480		-4.00%	$9.60		-4.00%
422.1636		-2.00%	$9.80		-2.00%
430.7792	(1)	0.00%	$10.00		0.00%
439.3948		2.00%	$10.40		4.00%
448.0104		4.00%	$10.80		8.00%
456.6260		6.00%	$11.20		12.00%
465.2415		8.00%	$11.30	(2)	13.00%
473.8571		10.00%	$11.30		13.00%
516.9350		20.00%	$11.30		13.00%
560.0130		30.00%	$11.30		13.00%
603.0909		40.00%	$11.30		13.00%
646.1688		50.00%	$11.30		13.00%

(1)

This is the hypothetical Starting Value, which was the closing level of the Index on May 13, 2011. The actual Starting Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the ARNs.

(2)

The Redemption Amount per unit of the ARNs cannot exceed the hypothetical Capped Value of $11.30 (the midpoint of the Capped Value range of $11.10 to $11.50). The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the ARNs.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and term of your investment.

Accelerated Return Notes®	TS-4

Risk Factors

There are important differences between the ARNs and a conventional debt security. An investment in the ARNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the ARNs in the “Risk Factors” sections beginning on page S-10 of product supplement ARN-3 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the Index or its components.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the ARNs while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the ARNs.

▪	A trading market is not expected to develop for the ARNs. MLPF&S is not obligated to make a market for, or to repurchase, the ARNs.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪	The Index Manager or the Index Publisher (each as defined below) may adjust the Index in a way that affects its level, and they have no obligation to consider your interests.

▪	Ownership of the ARNs will not entitle you to any rights with respect to the Index Components or the Index Commodities (each as defined below).

▪

If you attempt to sell the ARNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the Original Offering Price.

▪	Payments on the ARNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the ARNs.

▪	The prices of the Index Components may change unpredictably, affecting the value of the ARNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the Index Components, the Index Commodities and related futures markets may adversely affect the value of the ARNs.

▪	The ARNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The Index includes futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Purchases and sales by us and our affiliates of futures or options on futures contracts included in the Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the ARNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of the ARNs are uncertain, and may be adverse to a holder of the ARNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement ARN-3.

Additional Risk Factors

There is no assurance that the methodology of the Index will result in the Index accurately reflecting commodity market performance.

The methodology and criteria used to determine the composition of the Index, the weights of the Index Components, and the calculation of the level of the Index are designed to enable the Index to serve as a measure of the performance of the commodity market. However, the Index has only recently been introduced and has a limited history. It is possible that the methodology and criteria of the Index will not accurately reflect the performance of the commodity market and that the trading of or investments in products based on or related to the Index, such as the ARNs, will not correlate with that performance.

The Index tracks commodity futures contracts and does not track the spot prices of the Index Commodities.

The Index is composed of exchange-traded futures contracts (the “Index Components”) on physical commodities (the “Index Commodities”). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The ARNs are linked to the Index and not to the spot prices of the Index Commodities. An investment in the ARNs is not the same as buying and holding the Index Commodities. While price movements in the Index Components may correlate with changes in the spot prices of the Index Commodities, the correlation will not be perfect and price movements in the spot markets for the Index Commodities may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot prices of the Index Commodities may not result in an increase in the prices of the Index Components or the level of the Index. The Index Component prices and the level of the Index may decrease while the spot prices for the Index Commodities remain stable or increase, or do not decrease to the same extent.

Higher future prices of the Index Components relative to their current prices may have a negative effect on the level of the Index, and therefore the value of the ARNs.

Commodity indices generally reflect movements in commodity prices by measuring the value of futures contracts for the applicable commodities. To maintain the Index, as futures contracts approach expiration, they are replaced by similar contracts that have a later expiration. This process is referred to as “rolling.” The level of the Index is calculated as if the expiring futures contracts are sold and the proceeds from those sales are used to purchase

Accelerated Return Notes®	TS-5

longer-dated futures contracts. The difference in the price between the contracts that are sold and the new contracts for more distant delivery that are purchased is called “roll yield.” If the expiring futures contract included in the Index is “rolled” into a less expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “backwardation.” In this case, the effect of the roll yield on the level of the Index will be positive because it costs less to replace the expiring futures contract. However, if the expiring futures contract included in the Index is “rolled” into a more expensive futures contract with a more distant delivery date, the market for that futures contract is trading in “contango.” In this case, the effect of the roll yield on the level of the Index will be negative because it will cost more to replace the expiring futures contract.

There is no indication that the markets for the Index Components will consistently be in backwardation or that there will be a positive roll yield that increases the level of the Index. If all other factors remain constant, the presence of contango in the market for an Index Component could result in negative roll yield, which could decrease the level of the Index and the value of the ARNs.

The value of the Index Components may change unpredictably, affecting the value of the ARNs in unforeseeable ways.

Trading in commodities and related futures contracts may be speculative and can be extremely volatile. The value of the Index Components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. The same factors may cause the value of the Index Components to move in different directions at different rates. These factors may affect the level of the Index and the value of the ARNs in varying ways.

Changes in the methodology for determining the composition and calculation of the Index or changes in laws or regulations may affect the value of the ARNs.

Merrill Lynch Commodities, Inc. (the “Index Manager”), which is one of our subsidiaries, retains the discretion to modify the methodology for determining the composition and calculation of the level of the Index at any time. The Index Manager reserves the right to modify the methodology and calculation of the Index from time to time, if it believes that modifications are necessary or appropriate. It is possible that certain of these modifications will adversely affect the level of the Index. This may decrease the market value of the ARNs and the Redemption Amount.

In addition, the values of the Index Components or Index Commodities could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies, courts, or other official bodies. Any event of this kind could adversely affect the level of the Index and, as a result, could adversely affect the value of the ARNs.

The ARNs are linked to the Merrill Lynch Commodity index eXtraSM A 06 Index—Excess Return (Bloomberg symbol “MLCXA06E”), not the Merrill Lynch Commodity index eXtraSM A 06 Index—Total Return (Bloomberg symbol “MLCXA06T”).

The ARNs are linked to the Merrill Lynch Commodity index eXtraSM A 06 Index—Excess Return (Bloomberg symbol “MLCXA06E”), which we refer to in this term sheet as the “Index”. The Index reflects both price movements as well as roll yields. By comparison, the Merrill Lynch Commodity index eXtraSM A 06 Index—Total Return includes commodity price movements, a roll-return component, and a U.S. Treasury-bill return component to measure fully collateralized commodity futures investment. Because the ARNs are linked to the Index and not the Merrill Lynch Commodity index eXtraSM A 06 Index—Total Return, the Redemption Amount will not reflect the total return feature.

Additional conflicts of interest may exist.

One of our subsidiaries, Merrill Lynch, Pierce, Fenner & Smith Limited, is the Index Publisher, and another of our subsidiaries, Merrill Lynch Commodities, Inc., is the Index Manager. In certain circumstances, the Index Publisher’s and the Index Manager’s roles as our subsidiaries and their responsibilities with respect to the Index could give rise to conflicts of interest. Even though the Index will be calculated in accordance with certain principles, its calculation and maintenance require that certain judgments and decisions be made. The Index Publisher and the Index Manager will be responsible for these judgments and decisions. As a result, the determinations made by the Index Publisher and/or the Index Manager could adversely affect the level of the Index and, accordingly, decrease the Redemption Amount. In making any determination with respect to the Index, neither the Index Publisher nor the Index Manager is required to consider your interests as a holder of the ARNs.

Further, Merrill Lynch Commodities, Inc. faces a potential conflict of interest between its role as the Index Manager and its active role in trading commodities and derivatives instruments based upon the Index Components.

Accelerated Return Notes®	TS-6

Investor Considerations

You may wish to consider an investment in the ARNs if:

▪	You anticipate that the level of the Index will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the ARNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the ARNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of any rights with respect to any of the commodities or futures contracts included in or tracked by the Index.

▪

You are willing to accept that a trading market is not expected to develop for the ARNs. You understand that secondary market prices for the ARNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the ARNs.

The ARNs may not be an appropriate investment for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the ARNs to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at the return represented by the Capped Value.

▪	You seek interest payments or other current income on your investment.

▪	You seek an investment that provides you with rights with respect to the commodities and futures contracts included in or tracked by the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the ARNs prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the ARNs.

Other Provisions

We may deliver the ARNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the ARNs occurs more than three business days from the pricing date, purchasers who wish to trade the ARNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the ARNs, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution; Conflicts of Interest

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the ARNs. Accordingly, offerings of the ARNs will conform to the requirements of FINRA Rule 5121. Under our distribution agreement with MLPF&S, MLPF&S will purchase the ARNs from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will not receive an underwriting discount for ARNs sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. In the original offering of the ARNs, the ARNs will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the ARNs but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Accelerated Return Notes®	TS-7

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources or from information made available to us by the Index Manager or the Index Publisher. The information reflects the policies of, and is subject to change by, the Index Manager and the Index Publisher. The Index Manager and the Index Publisher have no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index Manager and the Index Publisher discontinuing publication of the Index are discussed in the section of product supplement ARN-3 beginning on page S-36 entitled “Description of ARNs—Discontinuance of a Market Measure.” None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The Index (Bloomberg symbol “MLCXA06E”) was launched in April 2010, and is a modified version of the Merrill Lynch Commodity index eXtra (the “MLCX”), as further described below. The Index differs from the MLCX in that it uses a different roll schedule, consists of a different set of commodities, and has different weightings for each of the six Market Sectors (as defined below). The target weightings for the commodities included in the Index are set in January of each year, and the weightings of the commodities are rebalanced monthly based on the price of futures contracts for the commodity on the first business day preceding the start of the roll period for that month. The nineteen commodities, with their respective approximate percentage weights (rounded to one decimal place), as of May 13, 2011, are listed below:

Market Sector	Commodity	Weight	Exchange/Trading Facility

Energy	Crude oil (WTI)	15.8%	New York Mercantile Exchange (NYMEX)

	Natural Gas	10.5%	New York Mercantile Exchange (NYMEX)

	Gasoline	4.1%	New York Mercantile Exchange (NYMEX)

	Heating oil	4.0%	New York Mercantile Exchange (NYMEX)

Grains & Oil Seeds	Soybean	7.3%	Chicago Board of Trade (CBOT)

	Corn	7.7%	Chicago Board of Trade (CBOT)

	Wheat	4.2%	Chicago Board of Trade (CBOT)

	Soybean Oil	2.8%	Chicago Board of Trade (CBOT)

Base Metals	Copper	6.6%	London Metals Exchange (LME)

	Aluminum	5.1%	London Metals Exchange (LME)

	Zinc	2.4%	London Metals Exchange (LME)

	Nickel	2.1%	London Metals Exchange (LME)

Soft Commodities & Others	Sugar	2.3%	ICE Futures (ICE)

	Coffee	2.6%	ICE Futures (ICE)

	Cotton	2.1%	ICE Futures (ICE)

Precious Metals	Gold	10.9%	New York Mercantile Exchange (COMEX)

	Silver	3.8%	New York Mercantile Exchange (COMEX)

Livestock	Live Cattle	3.4%	Chicago Mercantile Exchange (CME)

	Lean Hogs	2.2%	Chicago Mercantile Exchange (CME)

Accelerated Return Notes®	TS-8

The Index Roll Mechanism

The following table sets forth the futures contracts constituting the Index held during each month of the year, and their corresponding delivery months. The letters designating the delivery month for each contract held at the start of that month are set forth below. For example, based on the table below, a gold contract held in April would specify a delivery date in August of the same year, while a sugar contract held in August would specify a delivery date in May of the following year.

During the first 15 business days of each month, certain contracts constituting the Index are rolled from the contract then held at the start of the month to a contract with a future delivery month. There may be no roll for a given contract for a given month. For example, a wheat futures contract included in the Index at the beginning of January would have a delivery date in July of the same year, and a nickel contract included in the Index at the beginning of January would have a delivery date in April of the same year. There would be no roll of the wheat contract from January to February, while the nickel contract would be rolled during a 15-business day period in January from a contract with a delivery date in April to a contract with a delivery date in May of the same year.

Contract	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec

Crude oil (WTI)	J	K	M	N	Q	U	V	X	Z	F+	G+	H+

Heating oil (NYMEX)	J	K	M	N	Q	U	V	X	Z	F+	G+	H+

Wheat	N	N	U	U	Z	Z	H+	H+	H+	K+	K+	K+

Corn	N	N	U	U	Z	Z	H+	H+	H+	K+	K+	K+

Aluminum	J	K	M	N	Q	U	V	X	Z	F+	G+	H+

Gold	J	M	M	Q	Q	Z	Z	Z	Z	G+	G+	J+

Natural Gas	J	K	M	N	Q	U	V	X	Z	F+	G+	H+

Live Cattle	M	Q	Q	V	V	Z	Z	G+	G+	J+	J+	M+

Soybean	N	N	X	X	F+	F+	F+	F+	H+	H+	K+	K+

Coffee	N	N	U	U	Z	Z	H+	H+	H+	K+	K+	K+

Nickel	J	K	M	N	Q	U	V	X	Z	F+	G+	H+

Zinc	J	K	M	N	Q	U	V	X	Z	F+	G+	H+

Sugar	N	N	V	V	H+	H+	H+	K+	K+	K+	K+	K+

Silver	K	K	N	N	U	U	Z	Z	Z	H+	H+	H+

Gasoline (RBOB)	J	K	M	N	Q	U	V	X	Z	F+	G+	H+

Lean Hogs	M	N	N	Q	V	Z	Z	G+	G+	J+	J+	M+

Soybean Oil	N	N	Q	Q	U	Z	F+	F+	F+	H+	K+	K+

Cotton	K	N	N	Z	Z	Z	H+	H+	H+	H+	K+	K+

Copper	J	K	M	N	Q	U	V	X	Z	F+	G+	H+

Month Letter Code: January F, February G, March H, April J, May K, June M, July N, August Q, September U, October V, November X, and December Z. A “+” following the contract indicates a contract of the following year.

The Index is calculated by the Index Publisher based on the official settlement or similar prices for the applicable contracts. The Index Manager applies the daily percentage change in the prices of the futures contracts included in the Index to the prior trading day’s level of the Index in order to calculate the current level of the Index. The Index is calculated in the manner described in the MLCX Handbook, as modified to reflect the commodities and weightings that the Index measures.

“Merrill Lynch Commodity index eXtraSM” is a registered service mark and trademark of our subsidiary, Merrill Lynch & Co., Inc.

The MLCX

The MLCX was created by the Index Manager and the Index Publisher in 2006 and is designed to provide a benchmark for the performance of the commodity market and for investment in commodities as an asset class. The MLCX is comprised of futures contracts on physical commodities. As the exchange traded futures contracts that comprise the MLCX approach the month before expiration, they are replaced by contracts that have later expiration dates. This process is referred to as “rolling.” The MLCX rolls over a 15-index business day period each month.

The Index Manager constructed the MLCX based primarily on the liquidity of the futures contracts that comprise the MLCX and the value of the global production of each related commodity. The Index Manager believes that these criteria allow the MLCX to reflect the general significance of the commodities (the “MLCX Commodities”) in the global economy, differentiating between “upstream” and “downstream” commodities, with a particular emphasis on downstream commodities (i.e., those that are derived from other commodities represented by the MLCX). The MLCX composition and weights are typically determined once a year and applied once at the start of each year in January. The methodology for determining the composition, weighting, or value of the MLCX and for calculating its level is subject to modification by the Index Manager and the Index Publisher, respectively, at any time. The Index Manager reserves the right to modify the methodology and calculation of the MLCX from time to time, if it believes that modifications are necessary or appropriate.

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Construction

The MLCX was created using the following four main principles:

1. Liquidity – The futures contracts included in the MLCX should be sufficiently liquid to accommodate the level of trading needed to support the MLCX. The selection mechanism is therefore based primarily on liquidity.

2. Weighting – The weight of each futures contract in the MLCX should reflect the value of the global production of the related commodity, as a measure of the significance of the commodity in the global economy, with appropriate adjustments to avoid “double counting.”

3. Market Sectors – Each Market Sector should be adequately represented in the MLCX and the weights should be adjusted to maintain the integrity of the Market Sectors.

4. Rolling – Futures contracts that comprise the MLCX are rolled during a fifteen day period to limit the market impact that such contract rolls could have.

The MLCX contains six market sectors identified by the Index Manager: (1) energy; (2) base metals; (3) precious metals; (4) grains & oil seeds; (5) livestock; and (6) soft commodities & others (each a “Market Sector”). Each Market Sector is represented in the MLCX by a minimum of two and a maximum of four futures contracts, selected based on liquidity.

Exchange Selection

The Index Manager has selected a set of exchanges, on the basis of liquidity, geographical location, and commodity type (the “Selected Exchanges”), from which the contracts included in the MLCX will be selected. To be considered for selection, an exchange must be located in a country that is a member of the Organization for Economic Co-Operation and Development. The exchange must also be a principal trading forum, based on relative liquidity, for U.S. dollar-denominated futures contracts on major physical commodities. The four exchanges currently are: (1) the New York Mercantile Exchange (the “NYMEX”) (NYMEX and COMEX Divisions); (2) the Chicago Mercantile Exchange (the “CME”) (CME and Chicago Board of Trade (CBOT) Divisions); (3) the London Metals Exchange (the “LME”); and (4) the ICE Futures exchange (the “ICE”) (ICE and New York Board of Trade (NYBOT) Divisions).

Contract Selection

Eligibility

To be an “Eligible Contract,” a commodity futures contract must satisfy all of the following requirements:

•	it must be denominated in U.S. dollars;

•	it must be based on a physical commodity (or the price of a physical commodity) and provide for cash settlement or physical delivery at a specified time, or during a specified period, in the future;

•

detailed trading volume data regarding the contract must be available for at least two years prior to the initial inclusion of the contract in the MLCX, provided that the Index Manager may determine to include a contract with less than two years of data;

•	the contract must have a Total Trading Volume, or TTV (as defined below), of at least 500,000 contracts for each twelve-month period beginning on July 1 and ending on June 30; and

•

Reference Prices must be publicly available on a daily basis either directly from the Selected Exchange or, if available through an external data vendor, on any day on which the relevant exchange is open for business. “Reference Prices” are the official settlement or similar prices posted by the relevant Selected Exchange (or its clearinghouse) with respect to a contract and against which positions in such contract are margined or settled.

An Eligible Contract is selected for inclusion in the MLCX only after application of the requirements for a minimum and maximum number of contracts from each Market Sector. A contract that does not otherwise satisfy all of the foregoing requirements may nevertheless be included in the MLCX if the inclusion of the contract is, in the judgment of the Index Manager, necessary or appropriate to maintain the integrity of the MLCX and/or to realize the objectives of the MLCX. Every year, the Index Manager compiles a list of all commodity futures contracts traded on the Selected Exchanges and a list of the Eligible Contracts that satisfy the foregoing criteria. This list will be used to determine the commodities futures contracts which will be included in the MLCX.

Liquidity

The Index Manager distinguishes the Eligible Contracts by their liquidity. Liquidity is measured by a contract’s “Total Trading Volume” (“TTV”) and the value of that trading volume. The “Total Trading Volume” with respect to each contract traded on a Selected Exchange is equal to the sum of the daily trading volumes in all expiration months of the contract on each day during the most recent twelve-month period beginning on July 1 and ending on June 30. The “Contract Size” (“CS”) is the number of standard physical units of the underlying commodity represented by one contract. For example, the Contract Size of a crude oil futures contract is 1,000 barrels. The “Average Reference Price” (“ARP”), which is used to determine the value of the Total Trading Volume, is the average of the Reference Prices of the Front-Month Contract (as defined below) for an MLCX contract on each Trading Day (as defined below) during the twelve-month period beginning on July 1 and ending on June 30 of each year. A “Front-Month Contract” on any given day is the futures contract expiring on the first available contract expiration month after the date on which the determination is made. A “Trading Day” means any day on which the relevant Selected Exchange is open for trading. “Liquidity” (“LIQ”) is therefore equal to the Total Trading Volume, multiplied by the Contract Size with respect to each contract, multiplied by the Average Reference Price for that contract: LIQ = TTV × CS × ARP.

Once the LIQ is determined, the Eligible Contracts are listed in order of their LIQ, from highest to lowest. Each MLCX Market Sector must be represented by a minimum of two and a maximum of four Eligible Contracts. The MLCX will only include the Eligible Contracts with the greater LIQs. The “Redundant

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Contracts,” which are less liquid Eligible Contracts representing the same MLCX commodity, are excluded. For instance, the list of futures contracts that comprise the MLCX includes an Eligible Contract on WTI crude oil but excludes a contract on Brent crude oil as a Redundant Contract. The selection of Eligible Contracts and determination of the futures contracts that comprise the MLCX occur once a year. The results for the following calendar year will be announced before the first NYMEX Business Day (as defined below) of November. “NYMEX Business Day” is any day that the NYMEX rules define as a trading day.

Based on this selection process, the MLCX may include from 12 to 22 commodity futures contracts.

Weighting

The Index Manager determines the weight of each contract on the basis of the global production value of the related commodity, provided that the contract reflects global prices for that commodity. In some cases, however, the futures contracts that comprise the MLCX only have pricing links to a limited number of markets around the world. For instance, the NYMEX natural gas contract primarily represents the U.S. market and the surrounding North American markets in Canada and Mexico. In addition, some European gas markets, such as the U.K., are developing an increasing link to U.S. natural gas prices through the liquefied natural gas market. As a result, rather than using production of natural gas in the world or in the U.S. to assign a weight to the natural gas contract in the MLCX, the Index Manager has aggregated U.S., Canadian, Mexican, and U.K. natural gas production. Similarly, the Index Manager found that U.S. livestock prices can be affected by local issues such as disease and trade restrictions, so it limited the livestock component of the MLCX to production of cattle and hogs in the United States, instead of using global production weights. Also, certain commodities are derived from other commodities in various forms. For example, gasoline and heating oil are produced from crude oil, and, because livestock feed on corn and other grains, they are to an extent derived from agricultural commodities. To avoid “double counting” of commodities such as crude oil or grains used as livestock feed, the Index Manager differentiates between “upstream” and “downstream” commodities and adjusts the global production quantity of the MLCX Commodities accordingly.

Rolling

Each MLCX contract is rolled into the next available contract month in advance of the month in which expiration of the contract occurs. The rolling process takes place over a 15-day period during each month prior to the relevant expiration month of each contract. The rolling process is spread out to limit the effect it might have on the market through the purchase and sale of contracts by investors who might attempt to replicate the performance of the MLCX. The rolling of contracts is effected on the same days for all MLCX contracts, regardless of exchange holiday schedules, emergency closures, or other events that could prevent trading in such contracts, although the Index Manager reserves the right to delay the rolling of a particular contract under extraordinary circumstances. If an MLCX contract is rolled on a day on which the relevant contract is not available for trading, the roll will be effected on the basis of the most recent available settlement price.

Market Sectors

The weight of any given Market Sector in the MLCX is capped at 60% of the overall MLCX. A minimum weight of 3% is applicable to each Market Sector. Although the MLCX is designed to reflect the significance of the underlying commodities in the global economy, each Market Sector maintains these limits in an attempt to control volatility.

The weights of the Market Sectors for 2011, as of January 2011, were:

Market Sector	Weight
Energy	60.0%
Grains & Oil Seeds	17.5%
Base Metals	11.0%
Soft Commodities & Others	4.3%
Precious Metals	4.2%
Livestock	3.0%

MLCX Oversight

The Merrill Lynch Commodity Index Advisory Committee (the “Advisory Committee”), comprised of individuals internal and external to Merrill Lynch, assists the Index Manager and the Index Publisher in connection with the application of the MLCX principles, advises the Index Manager and the Index Publisher on the administration and operation of the MLCX, and makes recommendations to the Index Manager and the Index Publisher as to any modifications to the MLCX methodology that may be necessary or appropriate. The Advisory Committee meets once a year and may meet more often at the request of the Index Manager and the Index Publisher. The Advisory Committee advises the Index Manager and the Index Publisher with respect to the inclusion or exclusion of any of the exchanges and contracts in the MLCX, any changes to the composition of the MLCX or in the weights of the futures contracts that comprise the MLCX, and any changes to the calculation procedures applicable to the MLCX. The Advisory Committee acts solely in an advisory and consulting capacity. All decisions relating to the composition, weighting or value of the MLCX are made by the Index Manager and the Index Publisher. The Index Manager and the Index Publisher expect that, to the extent any changes are made as to the MLCX, corresponding changes will be made to the Index.

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The Index was launched in April 2010 and, accordingly, there is no actual historical data on the Index prior to April 2010. The following graph sets forth the hypothetical monthly historical performance of the Index in the period from January 2006 to April 2010 and the actual monthly historical performance of the Index in the period from April 2010 through April 2011. The hypothetical historical information has been prepared based on certain assumptions, including the pro-forma composition of the Index and the weights of the Index Components, and has otherwise been produced according to the current MLCX methodology described above. There can therefore be no assurance that the hypothetical historical information accurately reflects the performance of the Index had the Index been actually published and calculated during the relevant period. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the ARNs may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the ARNs. On May 13, 2011, the closing level of the Index was 430.7792.

Before investing in the ARNs, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

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Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the ARNs, including the following

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the ARNs for all tax purposes as a single financial contract with respect to the Index that requires you to pay us at inception an amount equal to the purchase price of the ARNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Index.

•

Under this characterization and tax treatment of the ARNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the ARNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the ARNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement ARN-3, which you should carefully review prior to investing in the ARNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the ARNs, we intend to treat the ARNs for all tax purposes as a single financial contract with respect to the Index that requires the investor to pay us at inception an amount equal to the purchase price of the ARNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Index. Under the terms of the ARNs, we and every investor in the ARNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the ARNs as described in the preceding sentence. This discussion assumes that the ARNs constitute a single financial contract with respect to the Index for U.S. federal income tax purposes. If the ARNs did not constitute a single financial contract, the tax consequences described below would be materially different. The discussion in this section also assumes that there is a significant possibility of a significant loss of principal on an investment in the ARNs.

This characterization of the ARNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the ARNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the ARNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement ARN-3. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the ARNs, including possible alternative characterizations.

Settlement at Maturity or Sale or Exchange Prior to Maturity. Assuming that the ARNs are properly characterized and treated as single financial contracts with respect to the Index for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, a U.S. Holder (as defined on page S-44 of product supplement ARN-3) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the ARNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the ARNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the ARNs. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the ARNs. For example, on December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the ARNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the ARNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the ARNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the ARNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the ARNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-43 of product supplement ARN-3.

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Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the ARNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The ARNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-3 dated April 1, 2010:

http://www.sec.gov/Archives/edgar/data/70858/000119312510075888/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements, and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed-income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are our registered service marks.

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